

Mail Stop 4561

June 22, 2016

Clayton J. Haynes
Chief Financial Officer and Treasurer
Acacia Research Corporation
520 Newport Center Drive
Newport Beach, California 92660

> **Re: Acacia Research Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 15, 2016**
> **File No. 000-26068**

Dear Mr. Haynes:

We have reviewed your May 25, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2016 letter.

General

1.   We note that you estimated the fair value of your patent portfolios is less than the carrying value of $162 million as of December 31, 2015. Please tell us your basis for using a different patent portfolio fair value for the purpose of measuring the impairment for goodwill and patent portfolios. Refer to ASC 350-30-35-27 and ASC 350-20-35-3.

   You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

               Sincerely,

               /s/ Craig D. Wilson

               Craig D. Wilson
               Sr. Asst. Chief Accountant
               Office of Information Technologies
               and Services